Exhibit 4.5

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of September 25, 2017 (this “Supplemental Indenture”), between Southwestern Energy Company, a Delaware corporation (the “Company”), and U.S. Bank National Association, as Trustee (the “Trustee”) under the Indenture referred to below.

WITNESSETH

WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture (the “Base Indenture”), dated as of January 23, 2015, as previously supplemented by the First Supplemental Indenture (the “First Supplement”), dated January 23, 2015 (the Base Indenture as modified by the First Supplement, the “Indenture”), providing for the issuance by the Company of the following series of notes: (i) the 3.300% Senior Notes due 2018; (ii) the 4.050% Senior Notes due 2020 (the “2020 Notes”) and (iii) the 4.950% Senior Notes due 2025 (collectively, the “Notes”); and

WHEREAS, pursuant to Section 10.02 of the Base Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture with the consent of the holders of at least a majority of the outstanding principal amount of the series of Notes affected by such amendment;

WHEREAS, the Company has offered to purchase (the “Tender Offer”) any and all of its 2020 Notes pursuant to an Offer to Purchase, dated September 11, 2017 (the “Offer to Purchase”);

WHEREAS, in connection with the Offer to Purchase, the Company has also solicited consents from the holders of the 2020 Notes to certain proposed amendments (the “Proposed Amendments”) to the Indenture with respect to the 2020 Notes as described in the Offer to Purchase and set forth in Section 2 of this Supplemental Indenture, with the operation of such Proposed Amendments with respect to the 2020 Notes being subject to the satisfaction or waiver, where permissible, by the Company of the conditions to the Offer to Purchase, the acceptance by the Company for purchase of at least a majority of the 2020 Notes pursuant to the Offer to Purchase and the payment of the cash consideration payable pursuant to the Offer to Purchase;

WHEREAS, the Company has received and caused to be delivered to the Trustee evidence of the consents from holders of a majority in outstanding principal amount of the 2020 Notes (excluding any 2020 Notes owned by the Company or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company);

WHEREAS, the Company is undertaking to execute and deliver this Supplemental Indenture to amend certain provisions and covenants in the Indenture with respect to the 2020 Notes in connection with the Tender Offer and the related consent solicitations;

WHEREAS, all acts and requirements necessary to make this Supplemental Indenture a legal, valid and binding obligation of the Company have been done; and

WHEREAS, the terms hereof will become operative upon the purchase by the Company of at least a majority of the outstanding principal amount of the 2020 Notes in the Tender Offer.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the 2020 Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Certain Amendments to the Indenture and the 2020 Notes. The following amendments to the First Supplement shall apply only with respect to the 2020 Notes and not to the other series of Securities established by the First Supplement.

(a) Section 5.01. Limitation on Liens of the First Supplement shall be deleted in its entirety and replaced with the following:

Section 5.01. Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money secured by a lien on (a) Productive Property, (b) any Principal Transmission Facility or (c) any shares of stock of any Subsidiary (collectively, (a), (b) and (c), “Principal Property”), if the sum, without duplication, of:

(a) the aggregate principal amount of all Secured Debt (other than Secured Debt secured by a Permitted Lien); and

(b) all Attributable Debt of the Company or its Subsidiaries in respect of Sale and Leaseback Transactions involving any Principal Property (other than Permitted Sale and Leaseback Transactions),

exceeds the greater of $2.0 billion or 25% of the Company’s ACNTA at the time of incurrence, unless the Company provides that the 2020 Notes will be secured equally and ratably with (or, at the Company’s option, prior to) such secured debt.

(b) Section 5.02. Restriction of Sale-Leaseback Transactions of the First Supplement shall be deleted in its entirety and replaced with the following:

Section 5.02. Restriction of Sale-Leaseback Transactions. Neither the Company nor any of its Subsidiaries shall enter into, assume, guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction involving any Principal Property, unless after giving effect thereto the sum the sum of all Attributable Debt in respect of such Sale and Leaseback Transactions (other than Permitted Sale and Leaseback Transactions) does not exceed $250.0 million.

(c) Section 5.03. Future Subsidiary Guarantors of the First Supplement shall be deleted in its entirety and replaced with the following:

Section 5.03. Future Subsidiary Guarantors. As of the date of this Supplemental Indenture, the 2020 Notes shall not be guaranteed by any of the Company’s existing Subsidiaries. If, after the date of this Supplemental Indenture, any of the Company’s Subsidiaries guarantees, becomes a borrower or guarantor under, or grants any Lien to secure any obligations pursuant to (a) the Senior Credit Facility or any future Credit Facility or (ii) any other indebtedness for money borrowed in excess of $500.0 million, then the Company shall cause such Subsidiary to become a Security Guarantor by executing a supplement to the Indenture and delivering such supplement to the Trustee promptly (but in any event, within ten Business Days of the date on which it guaranteed or incurred such obligations or granted such Lien, as the case maybe) in accordance with Article X of the Base Indenture.

(d) The definition of Consolidated Assets in the Indenture shall be deleted in its entirety.

(e) The following definitions shall be added to the First Supplement in the applicable alphabetical order:

“ACNTA” means (without duplication), as of the date of determination:

(a) the sum of:

(i) discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, which reserve report is prepared or audited by independent petroleum engineers as to at least 80% of the value of the reserves covered thereby, provided, however, that in lieu of using commodities prices and costs determined under SEC guidelines in such reserve report and for all purposes of this definition, such discounted future net revenue shall be adjusted using NYMEX prices after giving further effect to commodity derivatives contracts in effect on the date of determination and estimates of costs in light of prevailing market conditions in effect as of the date of determination, in each case as determined in good faith by the Company, as increased by, as of the date of determination, the discounted future net revenue before any state or federal income taxes of:

(A) estimated proved crude oil and natural gas reserves of the Company and its Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and

(B) estimated proved crude oil and natural gas reserves of the Company and its Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year-end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report (as adjusted for pricing and costs as set forth above), in the case of the determination made under each of clauses (A) and (B) above, calculated in accordance with SEC guidelines (except utilizing commodities prices and costs as set forth above) before any state or federal income taxes, and as decreased by, as of the date of determination, the discounted future net revenue before any state or federal income taxes attributable to:

(C) estimated proved crude oil and natural gas reserves of the Company and its Subsidiaries reflected in such year-end reserve report (as adjusted for pricing and costs as set forth above) produced or disposed of since the date of such year-end reserve report, and

(D) reductions in the estimated proved crude oil and natural gas reserves of the Company and its Subsidiaries reflected in such year-end reserve report (as adjusted for pricing and costs as set forth above) since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report, in each case calculated in accordance with SEC guidelines (except utilizing the commodities prices and costs as set forth above) before any state or federal income taxes;

provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D) above, such increases and decreases shall be as estimated in good faith by the Company;

(ii) the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements;

(iii) the net working capital, excluding unrealized gains and losses related to unsettled derivatives, on a date no earlier than the date of the Company’s latest annual or quarterly financial statements; and

(iv) the greater of (I) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers within the immediately preceding 12 months, of other tangible assets of the Company and its Subsidiaries (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed);

minus

(b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of:

(i) minority interests;

(ii) any net gas or other balancing liabilities of the Company and its Subsidiaries reflected in the Company’s latest audited consolidated financial statements;

(iii) the discounted future net revenue, calculated in accordance with SEC guidelines (except utilizing the commodities prices and costs set forth above) before any state or federal income taxes, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to volumetric production payments on the schedules specified with respect thereto; and

(iv) the discounted future net revenue, calculated in accordance with SEC guidelines before any state or federal income taxes, attributable to reserves subject to dollar denominated production payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(i) (except utilizing the commodities prices and costs set forth above), would be necessary to satisfy fully the obligations of the Company and its Subsidiaries with respect to dollar denominated production payments on the schedules specified with respect thereto.

For the avoidance of doubt, references in this definition to “oil and natural gas reserves” shall include any reserves attributable to natural gas liquids and other hydrocarbons.

“net working capital” means:

(a) all current assets of the Company and its Subsidiaries, minus

(b) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness; in each case determined in accordance with GAAP.

“NYMEX prices” means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a five year period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full five year period), with such prices held constant thereafter based on the last quoted forward month price of such period, as such prices are (i) quoted on the New York Mercantile Exchange (or its successor) as of a date within 30 days of the date of determination and (ii) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalations based upon future conditions, then such contract prices shall be applied to future production subject to such arrangements.

“volumetric production payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

(f) All references to Sections of the First Supplement amended by this Supplemental Indenture shall be to such sections as amended by this Supplemental Indenture.

3. Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision of the Indenture or this Supplemental Indenture which is required to be included in the Indenture or this Supplemental Indenture by the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture, except as provided in Section 8.3 thereof (in the case of the Indenture) or on the date of this Supplemental Indenture (in the case of this Supplemental Indenture) (the “Trust Indenture Act”), the provision required by the Trust Indenture Act shall control.

4. No Recourse Against Others. An incorporator, director, officer, employee, stockholder or controlling person, as such, of the Company shall not have any liability for any obligations of the Company under the 2020 Notes, the Indenture or this Supplemental Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder shall waive and release all such liability.

5. Successors. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

6. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7. Governing Law.

(a) THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THE PARTIES HERETO AND THE HOLDERS OF THE 2020 NOTES BY THEIR ACCEPTANCE THEREOF EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, OR THE 2020 NOTES OR ANY TRANSACTION RELATED HERETO OR THERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

(b) The Company hereby:

(i) agrees that any suit, action or proceeding against it arising out of or relating to this Supplemental Indenture, the Indenture or the 2020 Notes, as the case may be, may be instituted in any federal or state court sitting in The City of New York;

(ii) waives to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and any claim that any suit, action or proceeding in such a court has been brought in an inconvenient forum;

(iii) irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding;

(iv) agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding may be enforced in the courts of the jurisdiction of which it is subject by a suit upon judgment; and

(v) agrees that service of process by mail to the addresses specified herein shall constitute personal service of such process on it in any such suit, action or proceeding.

8. Notices. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail, postage prepaid, addressed as follows:

(a) if to the Company: to the address for the Company specified in or pursuant to the Indenture; and

(b) if to the Trustee: to the address for the Trustee specified in or pursuant to the Indenture.

The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

9. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

10. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

15. Trustee. The Trustee shall not be responsible and makes no representation as to the validity or adequacy of this Supplemental Indenture, and it shall not be responsible for any statement of the Company in this Supplemental Indenture or in any document issued in connection with the 2020 Notes, the Indenture or this Supplemental Indenture other than the Trustee’s certificate of authentication.

16. PATRIOT ACT. The parties hereto acknowledge that, in accordance with Section 326 of the USA Patriot Act, the Trustee (like all financial institutions) is required to obtain, verify and record information that identifies each Person or legal entity that opens an account. The parties hereto agree that they will provide the Trustee with such information as it may reasonably request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Seal:	SOUTHWESTERN ENERGY COMPANY

Attest:	By:	/s/ Jennifer E. Stewart Name: Jennifer E. Stewart Title: Senior Vice President and Chief Financial Officer – Interim

[Signature Page to Second Supplemental Indenture]

U.S. BANK NATIONAL ASSOCIATION
as Trustee

By:	/s/ Paula Oswald
Name:	Paula Oswald
Title:	Vice President

[Signature Page to Second Supplemental Indenture]